Instructure Holdings, Inc.

6330 South 3000 East, Suite 700

Salt Lake City, UT 84121

August 23, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kyle Wiley

Jan Woo

Re:	Instructure Holdings, Inc.

Registration Statement on Form S-3

Filed August 19, 2022

File No. 333-266988

Ladies and Gentlemen:

Instructure Holdings, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (the “Registration Statement”), File No. 333-266988 to 4:00 p.m., Eastern Time, on Thursday, August 25, 2022, or as soon thereafter as practicable.

Please contact Michael P. Keeley of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2144 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Matthew A. Kaminer
Matthew A. Kaminer
Chief Legal Officer